Filed by Andeavor Logistics LP
Commission File No.: 001-35143
Pursuant to Rule 425 under the
Securities Act of 1933, as amended

Subject Company:
Andeavor Logistics LP
Commission File No.: 001-35143

The following investor presentation was posted to Andeavor Logistics LP’s website, http://ir.andeavorlogistics.com, on June 3, 2019.



Investor Presentation

June 2019

Forward-Looking Statements

This presentation contains forward-looking statements within the meaning of federal securities laws regarding Marathon Petroleum Corporation (MPC), MPLX LP (MPLX) and Andeavor Logistics LP (ANDX). These forward-looking statements relate to, among other things, MPC's acquisition of Andeavor, the proposed acquisition of ANDX by MPLX, and each of their businesses and operations, strategies and value creation plans. In accordance with "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, these statements are accompanied by cautionary language identifying important factors, though not necessarily all such factors, that could cause future outcomes to differ materially from those set forth in the forward-looking statements. You can identify forward-looking statements by words such as "anticipate," "believe," "could," "design," "estimate," "expect," "forecast," "goal," "guidance," "imply," "intend," "may," "objective," "opportunity," "outlook," "plan," "policy," "position," "potential," "predict," "priority," "project," "prospective," "pursue," "seek," "should," "strategy," "target," "would," "will" or other similar expressions that convey the uncertainty of future events or outcomes. Such forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the companies' control and are difficult to predict.

Factors that could cause MPC's actual results to differ materially from those implied in the forward-looking statements include: the risk that the cost savings and any other synergies from the Andeavor transaction may not be fully realized or may take longer to realize than expected; disruption from the Andeavor transaction making it more difficult to maintain relationships with customers, employees or suppliers; risks relating to any unforeseen liabilities of Andeavor; risks related to the proposed transaction between MPLX ANDX, including the ability to complete the proposed transaction on the proposed terms and timetable, the ability to satisfy various conditions to the closing of the transaction contemplated by the merger agreement, the ability to obtain regulatory approvals for the proposed transaction on the proposed terms and schedule, and any conditions imposed on the combined entity in connection with the consummation of the proposed transaction, the risk that anticipated opportunities and any other synergies from or anticipated benefits of the proposed transaction may not be fully realized or may take longer to realize than expected, including whether the proposed transaction will be accretive within the expected timeframe or at all, or disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; future levels of revenues, refining and marketing margins, operating costs, retail gasoline and distillate margins, merchandise margins, income from operations, net income or earnings per share; the regional, national and worldwide availability and pricing of refined products, crude oil, natural gas, NGLs and other feedstocks; consumer demand for refined products; the ability to manage disruptions in credit markets or changes to credit ratings; future levels of capital, environmental or maintenance expenditures, general and administrative and other expenses; the success or timing of completion of ongoing or anticipated capital or maintenance projects; the reliability of processing units and other equipment; business strategies, growth opportunities and expected investment; share repurchase authorizations, including the timing and amounts of any common stock repurchases; the adequacy of capital resources and liquidity, including but not limited to, availability of sufficient cash flow to execute business plans and to effect any share repurchases or dividend increases, including within the expected timeframe; the effect of restructuring or reorganization of business components; the potential effects of judicial or other proceedings on the business, financial condition, results of operations and cash flows; continued or further volatility in and/or degradation of general economic, market, industry or business conditions; compliance with federal and state environmental, economic, health and safety, energy and other policies and regulations, including the cost of compliance with the Renewable Fuel Standard, and/or enforcement actions initiated thereunder; the anticipated effects of actions of third parties such as competitors, activist investors or federal, foreign, state or local regulatory authorities or plaintiffs in litigation; the impact of adverse market conditions or other similar risks to those identified herein affecting MPLX or ANDX; and the factors set forth under the heading "Risk Factors" in MPC's Annual Report on Form 10-K for the year ended Dec. 31, 2018, filed with the Securities and Exchange Commission (SEC).

Factors that could cause MPLX's or ANDX's actual results to differ materially from those implied in the forward-looking statements include: the ability to complete the proposed transaction between MPLX and ANDX on the proposed terms and timetable; the ability to satisfy various conditions to the closing of the transaction contemplated by the merger agreement; the ability to obtain regulatory approvals for the proposed transaction on the proposed terms and schedule, and any conditions imposed on the combined entity in connection with the consummation of the proposed transaction; the risk that anticipated opportunities and any other synergies from or anticipated benefits of the proposed transaction may not be fully realized or may take longer to realize than expected, including whether the proposed transaction will be accretive within the expected timeframe or at all; disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; risks relating to any unforeseen liabilities of ANDX or MPLX; the amount and timing of future distributions; negative capital market conditions, including an increase of the current yield on common units; the ability to achieve strategic and financial objectives, including with respect to distribution coverage, future distribution levels, proposed projects and completed transactions; adverse changes in laws including with respect to tax and regulatory matters; the adequacy of capital resources and liquidity, including, but not limited to, availability of sufficient cash flow to pay distributions and access to debt on commercially reasonable terms, and the ability to successfully execute business plans, growth strategies and self-funding models; the timing and extent of changes in commodity prices and demand for crude oil, refined products, feedstocks or other hydrocarbon-based products; continued/further volatility in and/or degradation of market and industry conditions; changes to the expected construction costs and timing of projects and planned investments, and the ability to obtain regulatory and other approvals with respect thereto; completion of midstream infrastructure by competitors; disruptions due to equipment interruption or failure, including electrical shortages and power grid failures; the suspension, reduction or termination of MPC's obligations under MPLX's and ANDX's commercial agreements; modifications to financial policies, capital budgets, and earnings and distributions; the ability to manage disruptions in credit markets or changes to credit ratings; compliance with federal and state environmental, economic, health and safety, energy and other policies and regulations and/or enforcement actions initiated thereunder; adverse results in litigation; other risk factors inherent to MPLX's and ANDX's industry; risks related to MPC; and the factors set forth under the heading "Risk Factors" in MPLX's and ANDX's respective Annual Reports on Form 10-K for the year ended Dec. 31, 2018, filed with the SEC.

We have based our forward-looking statements on our current expectations, estimates and projections about our industry. We caution that these statements are not guarantees of future performance and you should not rely unduly on them, as they involve risks, uncertainties, and assumptions that we cannot predict. In addition, we have based many of these forward-looking statements on assumptions about future events that may prove to be inaccurate. While our respective management considers these assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. Accordingly, our actual results may differ materially from the future performance that we have expressed or forecast in our forward-looking statements. We undertake no obligation to update any forward-looking statements except to the extent required by applicable law.

Additional Information

Non-GAAP Financial Measures

This presentation contains certain non-GAAP financial measures. Reconciliations to the nearest historical GAAP financial measures are included in the Appendix to this presentation. These non-GAAP financial measures are not defined by GAAP and should not be considered in isolation or as an alternative to net income attributable to MPC, MPLX or ANDX, net cash provided by (used in) operating, investing and financing activities, Speedway income from operations or other financial measures prepared in accordance with GAAP. Distribution coverage ratio is the ratio of DCF attributable to GP and LP unitholders to total GP and LP distributions declared. Certain forecasts were determined on an EBITDA-only basis. Accordingly, information related to the elements of net income, including tax and interest, are not available and, therefore, reconciliations of these forward-looking non-GAAP financial measures to the nearest GAAP financial measures have not been provided.

Additional Information and Where to Find It

In connection with the proposed transaction, a registration statement on Form S-4 has been filed with the SEC and includes a preliminary consent statement/prospectus. INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PRELIMINARY CONSENT STATEMENT/PROSPECTUS AND, WHEN AVAILABLE, THE DEFINITIVE CONSENT STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final consent statement/prospectus will be sent to unitholders of ANDX. Investors and security holders will be able to obtain these documents free of charge at the SEC's website, www.sec.gov, from ANDX at its website, http://ir.andeavorlogistics.com, or by contacting ANDX's Investor Relations at (419) 421-2414, or from MPLX at its website, http://ir.mplx.com, or by contacting MPLX's Investor Relations at (419) 421-2414.

Participants in Solicitation

MPLX, ANDX, MPC and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information concerning MPLX's directors and executive officers is set forth in its Annual Report on Form 10-K for the year ended Dec. 31, 2018, which was filed with the SEC on Feb. 28, 2019. Information concerning ANDX's directors and executive officers is set forth in its Annual Report on Form 10-K for the year ended Dec. 31, 2018, which was filed with the SEC on Feb. 28, 2019. Information concerning MPC's executive officers is set forth in its Annual Report on Form 10-K for the year ended Dec. 31, 2018, which was filed with the SEC on Feb. 28, 2019. Information about MPC's directors is set forth in its Definitive Proxy Statement on Schedule 14A for its 2019 Annual Meeting of Shareholders, which was filed with the SEC on March 14, 2019. Investors and security holders will be able to obtain the documents free of charge from the sources indicated above, and with respect to MPC, from its website, https://www.marathonpetroleum.com/Investors/, or by contacting MPC's Investor Relations at (419) 421-2414. Additional information regarding the interests of such participants in the solicitation of consents in respect of the proposed transaction are included in the registration statement and consent statement/prospectus and other relevant materials filed with the SEC.

MPLX Agreement to Acquire ANDX – Transaction Highlights

Simplified Structure. Broader Footprint. Enhancing Returns.

MARATHON

Consideration & Premium	• MPLX to acquire all common units of ANDX at 1.07x blended exchange ratio representing a 1% premium to market[1]
	  • 1.1350x exchange ratio to ANDX public unitholders, representing a 7.3% premium
	  • 1.0328x exchange ratio for MPC's ANDX units
	• Combination immediately accretive to distributable cash flow for MPLX public unitholders[2]
	• Total consideration, including assumption of ANDX debt of ~$5 billion and $600 million preferred units, represents an enterprise value of ~$14 billion

Pro Forma 2019 Financial Profile[3]	• Market Cap: ~ $35 billion[1] • Adjusted EBITDA: ~ $5.3 billion • Distributable Cash Flow: ~ $4.1 billion • Distribution Coverage: ~ 1.4x • Debt-to-EBITDA: ~ 4.0x • Investment grade credit profile
Timing / Closing Considerations	• Expect to close in the second half of 2019 • Subject to customary closing conditions, including regulatory approval

[1] Based on prices at market close on May 2, 2019 [2] Based on projections as of announcement [3] 2019 estimated; see separate MPLX and ANDX reconciliations

Simplified Organizational Structure



Current[1]
Marathon Petroleum Corporation (NYSE:MPC)
Non-economic 100% GP interest
Non-economic 100% GP interest
MPLX GP LLC
Tesoro Logistics GP, LLC
36.5% of Common Units Outstanding
Public MPLX Holders
MPLX LP (NYSE:MPLX)
63.5% of Common Units Outstanding
63.6% of Common Units Outstanding
Andeavor Logistics LP (NYSE:ANDX)
36.4% of Common Units Outstanding
Public ANDX Holders
Pro Forma[1]
Marathon Petroleum Corporation (NYSE:MPC)
Non-economic 100% GP interest
MPLX GP LLC
63.0% of Common Units Outstanding
MPLX LP (NYSE:MPLX)
Public MPLX Holders
37.0% of Common Units Outstanding

[1] Simplified structure charts do not portray all operating subsidiaries or ~30 million of MPLX preferred units and 0.6 million of ANDX preferred units; as of announcement

MPC – A Leading Energy Company

Refining



Superior Operations

Strategic Investment to Capture Value

New Technology to Optimize Assets

Industry Leader in Safety, Reliability, and Environmental Stewardship

Midstream



Significant Growth Opportunities

Strategic Alignment with Refining

Commercial Focus on Integration to Enhance Value

Marketing & Retail


MARATHON
Speedway

Expanding Platform Across: Retail, Wholesale, and Brand

Invest in Technology to Improve Customer Experience

Enhancing Margin with Non-Fuel Sales

Built For Change: Our Strategic Vision

Core Values and Operational Excellence

Core values underpin our commitment to people, safety, and the environment

Maximize asset reliability and potential

Integrated Business Model

Enhances value capture and ability to achieve synergies

- Refining & Marketing
- Midstream
- Retail

Strategic & Disciplined Investments

Creates competitive advantages

Strong project returns

Grow profitability

Financial Strength

Provides through-cycle protection and flexibility

Compelling capital return policies

Responsible Corporate Leadership

MPC has earned **72%** of the EPA's Energy Star recognitions awarded to refineries

13 Environmental achievement awards earned from state environmental agencies

19 Facilities earned OSHA's highest status

MPC manages **21** certified wildlife habitats consisting of **1,352** acres



October 2018
Perspectives on Climate-Related Scenarios
RISKS AND OPPORTUNITIES
Marathon Petroleum Corporation
2018 CITIZENSHIP REPORT

Safety Performance[1]



OSHA Recordable Incident Rate
0.8
0.6
0.4
0.2
0.0
0.45
0.37
0.33
0.36
0.27
2014
2015
2016
2017
2018

Environmental Performance[2]



Tons of emissions per million barrels of throughput
45
35
25
46
46
40
37
34
2013
2014
2015
2016
2017

MPC Refining   Industry Average

[1] Safety performance based on OSHA Recordable Incident Rate for Refining industry; industry average source: Bureau of Labor Statistics; 2018 includes MPC and legacy Andeavor refineries [2] Environmental performance based on criteria pollutant emissions and includes MPC, MPLX and the legacy Andeavor refineries; does not include emissions from ANDX

Leveraging a Larger System: Unprecedented Opportunities

Feedstock Acquisition » **Inbound Logistics** » **Refining & Processing** » **Outbound Logistics** » **Marketing & Retail**







- Additional access to advantaged feedstocks
- Expanded logistics system lowers crude acquisition costs + increases speed to market
- Broader market presence creates new product placement options
- Additional touchpoints along energy value chain increase margin capture
- Nationwide marketing channels create optimization opportunities

Scale enhances opportunities for value creation

Integration: Further Opportunities for Value Chain Capture

- Nationwide footprint enables connectivity to key supply sources and demand hubs
- Broader, integrated system increases capability to capture value from market dislocations
- Value chain integration enhances profitability and elevates businesses beyond sum-of-the-parts



Kenai
Anacortes
Portland
Dickinson
Mandan
St. Paul Park
Detroit
Canton
Chicago
Pittsburgh
Salt Lake City
Martinez
Robinson
Catlettsburg
Los Angeles
Las Vegas
Gallup
Albuquerque
Nashville
Phoenix
El Paso
Garyville
Galveston Bay
Eastern Mexico
Exports
Florida & East Coast

Note: Map arrows are indicative of potential refined product movements

Increasing Synergy Potential



Synergy Outlook[1]
($ millions)
665
200
465
300
90
210
55
380
110
270
1,400
400
1,000
Refining & Marketing
Retail
Midstream
Corporate
Total



Estimated Annual Run-Rate
($ millions)
600
120
480
1,000
290
710
1,400
450
950
YE2019
YE2020
YE2021

■ *Initial Synergy Estimates*[2] ■ Updated Synergy Estimates

Raising gross run-rate synergy potential by up to 40 percent to $1.4 billion

[1] Procurement synergies allocated 50/50 to Refining & Marketing and Corporate [2] Initial synergy estimates provided April 30, 2018

Growing Profitability: Attractive Profile for Investors

MPC has significantly diversified, and ***non-refining segments now contribute ~50% of EBITDA.***

Our strategic and disciplined investments have grown our business, creating an ***attractive opportunity for investors*** especially relative to energy and the broader market.


EBITDA by Operating Segment[1]
~15%
~50%
2013
2017
2019E
Midstream
Retail
Refining & Marketing


Free Cash Flow Yield[2]
16%
12%
8%
4%
0%
14.5%
10.2%
8.3%
7.6%
4.7%
S&P 500
4.7%
Energy Index
4.6%
MPC
VLO
PSX
CVX
XOM

[1] Segment EBITDA excludes corporate and unallocated costs; 2019E based on 2019 plan [2] Per Bloomberg, as of May 29, 2019 based on last twelve months data. Free cash flow represents operating cash flow less capex per share - see appendix for reconciliation of MPC free cash flow yield

Global Refining Capacity Relatively Balanced

Net worldwide refining capacity growth appears relatively balanced with new capacity in Asia and the Middle East, primarily to support domestic demand.



Global Crude Distillation Capacity and Demand Growth
MMBPD
2.5
2.0
1.5
1.0
0.5
0.0
2013
2014
2015
2016
2017
2018
2019E
2020E
2021E
Net Global Crude Distillation Capacity Growth
Oil Demand Growth (ex. Biofuels)



US Refinery Utilization
Refinery Utilization %
100%
95%
90%
85%
80%
J
F
M
A
M
J
J
A
S
O
N
D
5-year range (14-18)
5-year average (14-18)
2018
2019

Sources: MPC, EIA

Global and U.S. Inventories Support Refining Margins

MARATHON

Global Gasoline Inventories


MMB
425
375
325

Global Distillate Inventories


MMB
650
550
450

U.S. Gasoline Days of Supply


Days
28
26
24
22
20
J F M A M J J A S O N D
5-year Range (14-18)
5-year Average (14-18)
2018
2019

U.S. Distillate Days of Supply


Days
35
30
25
20
J F M A M J J A S O N D
5-year Range (14-18)
5-year Average (14-18)
2018
2019

Source: IEA (Global data uses OECD as proxy); EIA (U.S. data - includes exports)

Near-Term Gasoline Weakness, Offset by Long-Term Distillate Strength

Rise in oil prices in 2018 ***slowed global gasoline demand growth and strong margins incentivized high refinery utilization*** pressuring gasoline margins; expect this to normalize in later part of 2019.



Gulf Coast Gasoline & Diesel Margins
2014
2015
2016
2017
2018
2019E
2020E
2021E
2022E
2023E
Gas Crack
Diesel Crack

Sources: Petroleum Argus, MPC Note: GC Gas Crack = GC CBOB – LLS (ex-RVO); GC Diesel Crack = GC ULSD – LLS (ex-RVO)

Sensitivities to Potential IMO Factors

Key Metric	Potential Impacts	EBITDA Impact from $1/BBL change
Blended 321 Crack	Higher crack required to support increased refinery production and meet elevated demand for low sulfur fuels	~ $1,150 MM
- *Gasoline Crack*	- *Refining yield shift to max distillate production and reduced FCC utilization due to low sulfur FCC feedstocks being blended into low sulfur marine fuels*	*~ $765 MM*
- *Distillate Crack*	- *Increased demand due to blending low sulfur distillate in marine fuels*	*~ $385 MM*
Heavy Crude Differential	Discount of high sulfur fuel oil reduces refining value of heavy crudes	~ $570 MM
ULSD – 3% Resid Fuel Oil	Drastic reduction in demand for high sulfur marine fuel oils will drive large discounts	~ $40 MM

Note: Crack spreads based on 38% WTI, 38% LLS, and 24% ANS with mid-continent, USGC, and west coast product pricing, respectively.

MPC Well-Positioned Among U.S. Refiners

MPC well-positioned to produce high value fuels and capture benefits from the adoption of low sulfur fuels regulations – given investments over past decade to enhance upgrading capabilities.



Residual Fuel Oil Production
RFO Production as % of Total RP Production
20%
15%
10%
5%
0%
World Average 8.1%
U.S.
Asia Pacific
Europe
South America
Middle East
CIS (FSU)



Resid Upgrading & Distillate Hydrotreating Capacity
MBPD
1,000
750
500
250
0
MPC
VLO
PSX
XOM
CVX
BP
Resid Upgrading
Distillate Hydrotreating

Sources: Joint Oil Data Initiative (JODI), O&GJ - PennWell Knowledge Center; resid upgrading includes coking, resid hydrocracking, resid deasphalting, and asphalt; distillate hydrotreating includes kerosene/jet, diesel, and other distillate desulfurization

MPC: Formula for Creating Exceptional Value

Leading assets & capabilities	+	Strategic vision to grow value	=	Exceptional opportunity for investors
Premier asset base		Core values and operational excellence		Through-cycle resilience
Experienced management team		Integrated business model		Competitive advantages
Strong balance sheet		Disciplined investments		Profitable growth
		Financial strength		Strong shareholder return profile

Roadmap to Creating Superior Value – Refining

Supply Optionality

Leverage broader scale + logistics assets to source cost-advantaged crude

Create competitive purchasing advantages through integration

Operational Excellence & Optimization

Enhance reliability + availability of assets

Reduce cost structure

Optimize existing processes to deliver synergies

Investments to Enhance Margin

Focus on upgrading capabilities (yield flexibility + conversion capacity)

Track record of execution

Return hurdle >20%

Product Placement Flexibility

Enhance domestic product placement flexibility

Expand international export opportunities

MPC Refining Footprint and Regions

Refining Locations



Anacortes
Mandan
Dickinson
St. Paul Park
Detroit
Canton
Robinson
Catlettsburg
Salt Lake City
Martinez
Gallup
Los Angeles
El Paso
Galveston Bay
Garyville
Kenai

West Coast

- 4 refineries: 711 MBPD[1]
- Pricing indicator: WC ANS 321

Mid- Con

- 10 refineries: 1,161 MBPD[1]
- Pricing indicator: Chicago WTI 321

Gulf Coast

- 2 refineries: 1,149 MBPD[1]
- Pricing indicator: GC LLS 321

[1] Capacities are based on 2018 O&GJ report and reflect crude unit calendar day rate

Broader Scale Expands Supply Optionality

- Larger footprint expands access to advantaged supply:
  1. *Canadian*
  2. *Bakken*
  3. *Permian*
- New logistics assets lower crude acquisition costs
- Crude processing flexibility enhances capture of advantaged feedstocks



ANS
Canadian
1
Bakken
2
Other Crudes (Global Heavy, Arab, California, other)
WTI
Permian
3
GOM

1 Canadian Crude Flexibility

- Broader system increases access to Canadian crudes enhancing margin capture
- Over 500 MBPD of Canadian crude purchases
- Approximately 67% heavy and 33% light-synthetic



Trans Mountain
Enbridge Mainline
Anacortes
Rail
Keystone
Clearbrook
MPL
Portland
St. Paul Park
Detroit
SAX/ Mustang
Canton
Robinson
Martinez
Spearhead/Flan S.
Ozark
Catlettsburg
Cushing, OK
Los Angeles
MPLX Barge
TransCanada Marketlink
Seaway
Garyville
Galveston Bay
Nederland, TX

	2014-'17[1]	2018 Avg.[1]	Long-Term Outlook[2]
WTI-WCS	14.75	26.25	20 - 40

Note: Differentials ($/BBL) rounded to nearest $0.25; pipelines are shown pictorially only to show flow paths [1] Bloomberg [2] MPC estimates as of December 4, 2018

② Bakken Strategy Optimization

- New logistics assets increase Bakken crude access, providing more options to capture margin
- Connectivity and secured space on long-haul pipelines provide flexibility to our Midwest refineries



Anacortes
Rail
Johnson's Corner
Mandan
Clearbrook
St. Paul Park
Flanagan
Chicago
Detroit
Canton
Robinson
Patoka
Catlettsburg

	2014-'17 [1]	2018 Avg. [1]	Long-Term Outlook [2]
WTI-Bakken	2.50	2.50	1 - 11

Note: Differentials ($/BBL) rounded to nearest $0.25; pipelines are shown pictorially only to show flow paths [1] Bloomberg [2] MPC estimates as of December 4, 2018

③ Permian Strategy Optimization

Increasing integrated footprint in the Permian creates multiple benefits across our platform

- Gathering systems create direct crude sourcing of advantaged crude for our refineries (est. 300 MBPD total)
- Long haul pipelines lower transport cost and equity interest generates stable fee-based midstream income
- Export facilities provide flexibility to optimize between MPC refining demand and global demand



TX
LA
El Paso
Wink
Orla
Wink-to-Webster Pipeline (planned)
Gray Oak Pipeline (under construction)
Freeport
Galveston Bay
Garyville
Corpus Christi
South Texas Gateway Terminal

	2014-'17[1]	2018 Avg.[1]	Long-Term Outlook[2]
WTI-Midland	2.00	7.25	1 - 7
Brent-WTI	4.25	6.75	3 - 12

Note: Differentials ($/BBL) rounded to nearest $0.25; pipelines are shown pictorially only to show flow paths [1] Bloomberg [2] MPC estimates as of December 4, 2018

Key Strategic Investments: Grow EBITDA

Expected Annualized Average EBITDA[1]

($ in millions)


+$80
GVL Diesel
+$250
GVL Crude
GVL Coker Max
LARIC1
+$270
DKR
Renewable
CBG Crude
ROB FCC/Alky
+$350
GBR STAR1
$950
2019E
2020E
2021E
2022E
Total

2019E	2020E	2021E	2022E	Total
$775	$825	$300	$100	$2,000

Capex[2] ($ in millions)

- Investments focused on upgrading capabilities, yield flexibility, and conversion capacity
- Track record of executing on-schedule and exceeding return forecasts
- Minimum return threshold of 20%

Average 30% projected IRR on these projects

[1] Annual EBITDA reflected upon completion of project; LARIC (Los Angeles Refinery Integration and Compliance) project and GBR STAR (South Texas Asset Repositioning) project phase in prior to completion [2] Annual capex projections rounded

Galveston Bay STAR Program

Creates a world-class refining complex with 40 MBPD increased crude unit capacity

- Increases resid processing and improves gasoil recovery
- Optimizes operations and reduces costs

Project details and estimates:

- Staged investment - on schedule and on budget
- Planned completion early 2022
- Capex ~ $1.5 B ($1.2 B for 2019-2022)
- EBITDA ~ $525 MM[1] ($175 MM already captured)
- IRR > 40%



[1] EBITDA is projected average annual

Dickinson Renewable Diesel

Produce renewable diesel to capture economic opportunity created by California Low Carbon Fuel Standard and Federal Renewable Fuel Standard

- Convert refinery to process soybean and corn oil to make 12 MBPD of renewable diesel
- Local feedstock supply advantage
- Leverages existing infrastructure

Project details and estimates:

- Planned completion late 2020
- Capex ~ $455 MM
- EBITDA ~ $180 MM[1]
- IRR > 30%



[1] EBITDA is projected average annual

Los Angeles LARIC Project

Increases the flexibility to produce distillates and significantly lowers emissions

- 30–40 MBPD of gasoline and distillate yield flexibility
- Physical integration of the Los Angeles refinery complex enhances optimization
- Reduces NOx, SOx and CO_2 emissions

Project details and estimates:

- Planned completion early 2020
- Capex ~ $510 MM (Only $70 MM remains)
- EBITDA ~ $125 MM[1]
- IRR > 20%




CAT

[1] EBITDA is projected average annual

Unprecedented Opportunities for Light Product Optimization

- Nationwide footprint enables connectivity to all US markets
- Multiple pathways cost-effectively balance supply/demand

Connectivity + export optionality = maximum refinery utilization



Kenai
Anacortes
Portland
Dickinson
Mandan
St. Paul Park
Salt Lake City
Martinez
Los Angeles
Las Vegas
Phoenix
Gallup
Albuquerque
El Paso
Detroit
Canton
Pittsburgh
Chicago
Robinson
Catlettsburg
Nashville
Garyville
Galveston Bay
Eastern Mexico
Exports
Florida & East Coast

Mexico Strategy Optimization

1. Utilizing ARCO brand at 148 stations in Western Mexico, expanded ARCO to Chihuahua and Baja Sur in early 2019
2. Developing Mexico supply capabilities and efficiency with new Rosarito light products terminal in Northern Baja and leased capacity being built in Sinaloa
3. Low cost Gulf Coast refining supply for products in Eastern Mexico
4. Central Mexico supply optionality via rail and trucking from El Paso refinery


MPC Refineries
ARCO Operations
Rail Facility
Terminal
Martinez
Los Angeles
Gallup
El Paso
Galveston Bay
Garyville
ARCO
1
2
3
4

Multi-pronged approach creates a unique integration platform to generate ratable and growing EBITDA

Operational Excellence: Delivers Significant Value



Cash Operating Expense[1]
Cash Operating Expense Index
Capacity
2016 U.S. Average
4th Quartile
3rd Quartile
2nd Quartile
1st Quartile
ANDV '16
MPC '16
Legacy MPC '18E
Galveston Bay '14
Galveston Bay '16
Galveston Bay '19E

- Improve operating costs
- Best-in-class energy efficiency and turnaround performance
- Supply chain cost improvement
- Reliability and utilization

[1] Based on prior Solomon Studies and MPC estimates

R&M Segment Synergies

Estimated Annual Run-Rate[1]

($ millions)


665
200
465
420
160
260
250
100
150
YE2019
YE2020
YE2021
Initial Synergy Estimates[2]
Updated Synergy Estimates

Synergy Projections by Sub-Category

($ millions)


160
100
70
100
140
95
665
Refining Optimization and Best Practices
Refining Business Process Improvement
Turnaround / Maintenance Efficiency
Marketing
Supply and Trading
Procurement
Total

Raising gross run-rate synergy potential by up to ~40 percent to $665 million

[1] Procurement synergies allocated 50/50 to Refining & Marketing and Corporate [2] Initial synergy estimates provided April 30, 2018

Roadmap to Creating Superior Value – Midstream

Capture Full Midstream Value Chain

Participate across value chain to diversify business and enhance margins

Alleviate in-basin bottlenecks

Connect supply to global demand markets

Enhance Cash Flow Stability

Long-haul pipelines to add further stable cash flow

Export facilities meet significant, growing market needs

Leverage existing assets for incremental third-party business

Grow in Premier Basins

Permian: significant growth opportunities across all hydrocarbons

Marcellus: disciplined growth to support key producers

Leverage MPC Relationship

Fosters further growth opportunities

Enhances projects via volume commitments

Provide logistics solutions to MPC's nationwide refining footprint

Financial Discipline

Self-funding equity portion of capital investments

Target mid-teen returns on growth investments

Maintain investment grade credit profile

U.S. Production Growth Creates Midstream Opportunities

Strong production growth in crude, natural gas, and natural gas liquids will require additional infrastructure to link supply to global demand markets. ***Pipelines, processing, fractionation and export facilities will be needed*** to allow producers to realize full product value.



Crude
MMBPD
16
14
12
10
8
6
4
+50%
Exports
2015
2017
2019E
2021E
2023E
2025E
Natural Gas
Bcfd
110
100
90
80
70
60
50
40
+33%
Exports
2015
2017
2019E
2021E
2023E
2025E
NGL
MMBPD
8
7
6
5
4
3
2
1
0
+69%
Exports
2015
2017
2019E
2021E
2023E
2025E
Demand
Production

Source: EIA, MPC

Capturing Permian Opportunities

Creating an integrated footprint from the Permian to the Gulf Coast

1. Gathering and processing
2. Long-haul pipelines
3. Fractionation
4. Export terminals


Legend
Crude
NGL
Natural Gas
Delaware & Midland Basins
TEXAS
1
2
3
4

Permian G&P Feeds Downstream Opportunities

Gathering systems create significant growth opportunities in the Permian



TexNew Mex System
Conan Gathering System
ANDX RIO Pipeline
To Midland
W2W Pipeline
To Houston and Nederland
Gray Oak Pipeline
To Corpus Christi

Crude gathering

- Conan Gathering system connects refineries to well-head
- Provides volumes for planned Gray Oak, Wink-to-Webster pipelines



Legend [1]
Crude pipeline
Natural gas pipeline
NGL pipeline
Crude gathering
Existing processing plant
Future processing plant



Preakness
Torñado
Argo
Apollo
Hidalgo
BANGL Pipeline
To Texas City area
Whistler Pipeline
To Agua Dulce

Natural gas gathering & processing

- Existing plants: Hidalgo, Argo
- Future plants: Apollo, Torñado, Preakness
- 200 MMcfd plants provide volumes for planned Whistler and BANGL pipelines

[1] Pipelines are shown pictorially only to show flow paths; some pipelines are new and/or proposed, including: Gray Oak, W2W, Whistler, BANGL

Permian Crude Pipelines

Investments in long-haul pipelines generate stable, fee-based midstream income and also help lower feedstock costs tor MPC refineries

- Gray Oak Pipeline
  - MPC, Diamondback Energy, PSXP
  - ~850 mile, 30-inch diameter
  - Anticipate in-service 4Q19

- Wink-to-Webster Pipeline (W2W)
  - Signed letter of intent to partner with ExxonMobil, Plains All American, and Lotus Midstream
  - 36" mainline with 1.5 MMBPD capacity
  - Anticipate in-service first half of 2021



TEXAS
Wink
Orla
Crane
Wink-to-Webster Pipeline
Gray Oak Pipeline
Texas City
Galveston Bay
Corpus Christi

Permian Natural Gas and NGL Pipelines and Fractionation

- Whistler Residue Gas Pipeline
  - JV with White Water Midstream and others
  - 42" pipeline with ~2.0 Bcf/d capacity
  - Anticipate in-service early 2021
- BANGL Pipeline (Belvieu Alternative NGL)
  - JV with White Water Midstream and others
  - 24" pipeline with ~500 MBPD capacity
  - Anticipate in-service early 2021
- Gulf Coast fractionation – three potential fractionators with 150 MBPD C2+ capacity each



TEXAS
Orla
Waha
BANGL Pipeline
Whistler Pipeline
Galveston Bay
Sweeny
Corpus Christi
Agua Dulce

Expanding Export Capabilities

Export facilities create ability to generate third party revenue and meet global demand for crude, refined products, and NGLs

- Currently in service
  - Mt. Airy, LA: acquired in 3Q18
  - LOOP: expansion with planned Capline reversal and Swordfish Pipeline
- Planned projects
  - South Texas Gateway: operational in conjunction with Gray Oak Pipeline construction
  - Texas City: hub for planned W2W and BANGL pipelines


TEXAS
Texas City
Mt. Airy
LOOP
Corpus Christi
South TX Gateway

Capline Reversal – Swordfish - LOOP

Competitive full-service solution

Capline

- 40” crude oil pipeline from Patoka, IL, to St. James, LA
- Reversed service planned for September 2020

Swordfish Pipeline

- Proposed crude oil pipeline from St. James to Clovelly in Louisiana
- Expected in service first half of 2020

LOOP

- Only Gulf Coast port capable of loading 2 MMBBL vessels (VLCC’s) without reverse lightering
- Loaded three VLCC’s in a seven-day period in 4Q18



Enbridge
DAPL
Flanagan, IL
Keystone XL
Steele City, NE
SAX
Patoka, IL
Woodpat
Keystone
Ozark
Cushing, OK
Memphis, TN
Diamond
Collierville, TN
Capline
St. James, LA
Swordfish
Clovelley, LA
St. James
Bayou Bridge (Anticipated late 2018)
Capline Reversal (Future)
Swordfish
Norco
Raceland
St. Charles
Alliance
Meraux
Chalmette
CAM pipeline
Clovelly (LOOP)
Loop storage
International markets
via LOOP Vessel Loading

Marcellus/Utica: Footprint Continues to Deliver

Marcellus/Utica continues to be the largest natural gas basin in the U.S. Current producer demand supports our buildout of incremental infrastructure:

Volumes	2018	2020E
Gathered	3.0 Bcfd	4.4 Bcfd
Processed	5.3 Bcfd	7.3 Bcfd
Fractionated	426 MBPD	600 MBPD

- Expect greater than 35% volume growth with disciplined capital investments deployed to meet demand on a just-in-time basis



OH
PA
WV
Bluestone
Hopedale
Harmon Creek
Cadiz
Houston
Ohio Condensate
Majorsville
Seneca
Mobley
Smithburg
Sherwood
Legend
Utica Complex
Marcellus Complex
NGL Pipeline
Purity Ethane Pipeline

Roadmap to Creating Superior Value – Marketing & Retail

Leverage Scale to Drive Value Creation

Strong brand portfolio and loyalty program

Superior technology platform and buying power

Capture Integration Opportunities

Optimize channel participation and real estate portfolio

Unrivaled light product supply chain flexibility

High-Value Growth

Focus on key markets

Target mid-teen returns for organic investment

Industry consolidation creates M&A opportunities

Enhance Customer Experience

Embrace changing consumer convenience trends

Expand technology and data analytics capabilities

Unparalleled Nationwide Marketing & Retail Footprint


Terminal Sales Location

~12,000 locations nationwide

~16 billion gallons of annual fuel sales[1]

>70% assured gasoline placement

Note: Based on combined estimates for 2018 [1] Across Retail segment and Brand Marketing

Multi-Channel Platform Creates Unrivaled Flexibility

Retail Segment

Retail [1]	Direct Dealer
7.8 billion GPY	2.6 billion GPY



Terminal
Retail Store

R&M Segment

Brand	Wholesale
5.3 billion GPY	16.9 billion GPY



Terminal
Jobber
Wholesale Customer
Retail Store
Retail Store

- Channel diversity maximizes value capture
- Integrated platform provides assured product placement
- Retail segment enables terminal-to-store margin capture

MPC margin capture

Note: annual volumes for all channels reflect combined estimates for 2018 [1] Retail includes Fuel Only locations

Strong and Diversified Fuel Branding Platform

- Enhanced dual proprietary Brand marketing platform (Marathon + ARCO)
- Leverage regional brand strengths and related consumer preferences
- Tremendous growth opportunities in Western states
- Multi branded platform enhances consolidation opportunities

Core Proprietary Brands

Marathon | Speedway | ARCO

Core Licensed Brands

Shell | Exxon | Mobil



ARCO 1,101
Other 1,593
267[1]
85
ARCO 69
Other 345
2,763
5,594

Note: Store counts as of December 31, 2018 [1] 267 includes SuperAmerica conversions to Speedway; excludes franchise locations

Retail Segment: MPC's Unique Competitive Advantage

Two complimentary retail platforms that generate stable and growing cash flow with unparalleled integration value.

Retail EBITDA Illustration
($ millions)



> 2,000
ANDV Retail
MPC Speedway
Retail Segment EBITDA
Retail Run-Rate Synergy Projection
EBITDA Potential

Speedway #1 in Peer Group Performance
($M EBITDA/Store/Month)



$30
$20
$10
$0
Speedway
Murphy USA
Couche-Tard
Casey's

Best-in-class retail business

Note: Peer Group Performance based on July 2017–June 2018 data from Company Reports

Retail Segment Synergies

Estimated Annual Run-Rate[1]

($ millions)



90
20
70
YE2019
200
50
150
YE2020
300
90
210
YE2021
Initial Synergy Estimates[1]
Updated Synergy Estimates

Synergy Projections by Sub-Category

($ millions)



130
Profit Enhancement
115
Reduce Operating Expenses
20
Reduce G&A Expenses
35
Economies of Scale on Capital Purchases
300
Total

Raising gross run-rate synergy potential by up to ~40 percent to $300 million

[1] Initial synergy estimates provided April 30, 2018

Financial Principles and Policy

- Disciplined investment in growth opportunities
- Through-cycle dividend growth
- Support our investment grade credit rating
- Return cash to shareholders through repurchases
- Maintain the safety, integrity and reliability of our assets



Balance Sheet
Capital Investment
Return of Capital

Balance Sheet: Foundation for Strategy Execution

MPC Liquidity	
Minimum cash balance	$1 – 2 billion
Revolving credit facilities	$6 billion
Trade receivables facility	$750 million

Target Leverage	
	Debt to EBITDA
MPC (excluding MLP's)	≤ 2.0x
MPLX	≤ 4.0x
ANDX	≤ 4.0x

Corporate Credit Rating			
	Moody's	S&P	Fitch
Marathon Petroleum	Baa2	BBB	BBB
MPLX	Baa2	BBB	BBB-
ANDX	Baa3	BBB-	BBB-



Disciplined Capital Allocation Policy Across the Enterprise

- Consolidated capital return target: ≥ 50% of discretionary free cash flow[1]
  - Annual dividend target: ≥ 10% growth
  - MLP distributions as guided
  - Share repurchases



Growth Capital Expenditures
Dividends & Distributions
Share Repurchases

[1] Capital return includes dividends paid to MPC shareholders, MPLX and ANDX distributions paid to public unitholders, and MPC share repurchases; discretionary free cash flow = consolidated operating cash flow less maintenance and regulatory capex.
Note: pie chart is for illustrative purposes only.

Stable and Growing Dividend

- Secure throughout business cycles
- Growth commensurate with the business
- Targeting ≥ 10% long-term growth rate



Annual Dividends
($ per share)
$0.60
$0.77
$0.92
$1.14
$1.36
$1.52
$1.84
$2.12 [1]
Targeting ≥ 10% long term growth rate
2012
2013
2014
2015
2016
2017
2018
2019E

[1] 2019E based on annualized $0.53 per share dividend announced on January 28, 2019 and April 24, 2019

Consistent Return of Capital Through Share Repurchases

- 1st quarter of 2019: $885 million of repurchases
- Consolidated capital return target: ≥ 50% of discretionary free cash flow[1]
- Existing authorization[2]: $4.9 billion, potentially completed by year end 2020



Share Repurchases
($ billions)
7.5
2.4
3.3
2012-2016
(Cummulative)
2017
2018

[1] Capital return includes dividends paid to MPC shareholders, MPLX and ANDX distributions paid to public unitholders, and MPC share repurchases; discretionary free cash flow = consolidated operating cash flow less maintenance and regulatory capex. [2] Existing authorization as of December 31, 2018.

Appendix

Commodity Price Assumptions and Long-Term Outlook

Commodity / Spread ($/BBL, unless noted)	2018 Average[1]	2019 Business Plan[2]	Long-Term Outlook[2]
WTI	$65.00	$64	$50 - $80
Brent-WTI	$6.75	$3.60	$3 - $12
Brent-ANS	$(0.25)	$0.10	$(1) - $2
Brent-ASCI	$5.00	$6.50	$3 - $9
LLS-WTI	$5.00	$3.25	$4 - $9
WTI-Bakken	$2.50	$1.50	$1 - $11
WTI-WCS	$26.25	$22	$20 - $40
ULSD-3% Fuel Oil	$24.00	$34	$30 - $40
Henry Hub ($/MMbtu)	$3.25	$2.95	$2.50 - $4.50
NGL Weighted Average ($/gal)[3]	$0.78	$0.76	$0.60 - $0.95

[1] Full year 2018, rounded to nearest $0.25/BBL [2] MPC estimates as of December 4, 2018 [3] Not rounded - Weighted 35% ethane, 35% propane, 12% normal butane, 6% isobutane and 12% C5+

Second-Quarter 2019 Outlook

MARATHON

		Crude Throughput[1]	Other Charge/ Feedstocks Throughput[1]	Total Throughput[1]	Sweet Crude	Sour Crude	Turnaround and Major Maintenance	Depreciation and Amortization	Other Manufacturing Cost[2]	Total Direct Operating Costs	Corporate and Other Unallocated Items[3]
		in MBPD			Percent of Throughput		Refinery Direct Operating Costs ($/BBL of Total Throughput)				
Projected 2Q 2019	Gulf Coast Region	1,125	125	1,250	42%	58%	$1.15	$1.15	$3.60	$5.90	
	Mid-Con Region	1,075	50	1,125	74%	26%	$1.35	$1.60	$4.75	$7.70	
	West Coast Region	600	50	650	42%	58%	$5.15	$1.50	$7.85	$14.50	
	MPC Total	2,800	125	2,925	55%	45%	$2.15	$1.45	$5.10	$8.70	$200 MM
2Q 2018	Gulf Coast Region	1,156	190	1,346	35%	65%	$0.56	$0.99	$3.21	$4.76	
	Midwest Region	722	34	756	61%	39%	$1.65	$1.66	$3.81	$7.12	
	MPC Total	1,878	160	2,038	45%	55%	$0.98	$1.27	$3.54	$5.79	$90 MM

Note: The company provides certain financial and statistical data on its website not later than the close of business on the second business day following the end of each month, and may also provide additional updates within each month.

[1] Region throughput data includes inter-refinery transfers, but MPC totals exclude transfers [2] Includes utilities, labor, routine maintenance and other operating costs [3] Includes transaction costs related to the merger with Andeavor

Market Data Terminologies

Metric	Formula
Mid-Con Crack Spread*	• ((2xChicago CBOB Gasoline + Chicago ULSD)/3) x 42 – WTI Prompt
West Coast Crack Spread*	• ((2xLA CARBOB + LA CARB Diesel)/3) x 42 – ANS Prompt
USGC Crack Spread*	• ((2xUSGC CBOB Gasoline +USGC ULSD)/3) x 42 – LLS Prompt
Blended Crack Spread*	• Weighted 38%/24%/38% Mid-Con/West Coast/USGC based on MPC's refining capacity by PADD
Blended Prompt Crude	• Weighted 38%/24%/38% WTI/ANS/LLS
Sweet Crude Basket	• Bakken, Brent, LLS, WTI-Cushing, WTI-Midland
Sour Crude Basket	• ANS, ASCI, Maya, Western Canadian Select

*All crack spreads are reflected net of the associated Renewable Volume Obligation (RVO) cost

MPLX 2019 Outlook – Reconciliation

Adjusted EBITDA and Distributable Cash Flow from Net Income

($ billion)	2019E
Net income	2.2
Depreciation and amortization	0.9
Net interest and other financial costs	0.7
Adjustment for equity investment earnings & distributions	0.2
Other	0.0
Adjusted EBITDA	4.0
Adjusted EBITDA attributable to noncontrolling interests	(0.1)
Adjusted EBITDA attributable to MPLX LP	3.9
Deferred revenue impacts	0.1
Net interest and other financial costs	(0.7)
Maintenance capital expenditures	(0.2)
Other	0.0
Distributable cash flow attributable to MPLX LP	3.1

ANDX 2019 Outlook – Reconciliation

EBITDA and Distributable Cash Flow from Net Earnings

($ billion)	2019E
Net earnings	0.8
Depreciation and amortization	0.4
Net interest and other financial costs	0.2
EBITDA	1.4
Adjustment for equity investment earnings & distributions	0.0
Deferred revenue impacts	0.0
Net interest and other financial costs	(0.2)
Maintenance capital expenditures, net	(0.1)
Other	0.0
Distributable cash flow	1.1
Preferred distributions	(0.0)
Distributable cash flow attributable to ANDX	1.1

Speedway EBITDA Reconciliation

Segment EBITDA to Segment Income from Operations

($ million)	2017		2018		
	Q3	Q4	Q1	Q2	LTM
Speedway Segment Income from Operations	208	148	95	159	610
Plus: Depreciation and Amortization	68	78	79	73	298
Speedway Segment EBITDA	276	226	174	232	908

Free Cash Flow Yield Reconciliation

($ million, except for per share data)	2018			2019	
	Q2	Q3	Q4	Q1	LTM
Cash Flow from Operations	2,386	1,182	2,727	1,623	7,918
Less: Capital Expenditures	711	849	1,263	1,241	4,064
Free Cash Flow	1,675	333	1,464	382	3,854
Weighted Average Common Shares Outstanding	459	451	687	673	
Free Cash Flow Per Share	3.65	0.74	2.13	0.57	7.09
Share Price at 5/29/19					48.99
Free Cash Flow Yield					14.5%